
March 1, 2024

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel, 18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

> **Re: VivoPower International PLC**
> **Form 20-F for the Fiscal Year ended June 30, 2023**
> **Filed October 2, 2023**
> **File No. 001-37974**

Dear Kevin Chin:

We have reviewed your February 21, 2024 amendment and response to our comment letter and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024 letter.

Form 20-F/A for the Fiscal Year ended June 30, 2023

Operating and Financial Review and Prospectus
A. Operating Results
Overview
Non-IFRS Financial Information, page 3

1. We note that you have added disclosures regarding your non-IFRS measures in response to prior comment one, including a reconciliation from loss for the period. However, you include adjustments on the line item "Restructuring and other non-recurring costs" for each period in calculating your measure of Adjusted EBITDA.

   The guidance in Item 10(e)(1)(ii)(B) of Regulation S-K generally prohibits adjustments in calculating a non-GAAP performance measure that eliminate the effects of items that are identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or when there was a similar charge within the prior two years. Given your characterization of this adjustment as non-recurring and with there being similar adjustments in your calculations for each of your last three fiscal years, it appears that you will need to either eliminate these adjustments from your calculations of the non-GAAP measures, or convey an appropriate rationale for excluding the recurring charges to adhere to the guidance cited above.

Please refer to the guidance in the Answers to Questions 100.01 and 102.03 of our C&DI's on Non-GAAP Measures in formulating your response and submit the revisions that you propose to address these concerns. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

 Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation